

October 11, 2013

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re: Qunar Cayman Islands Limited**
> **Registration Statement on Form F-1**
> **Filed September 30, 2013**
> **Pre-effective Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 3, 2013**
> **File No. 333-191459**

Dear Mr. Sun:

We have reviewed your registration statement and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment No. 1 to Registration Statement on Form F-1

History and Corporate Structure, page 64

Cooperation with Baidu on New Travel Platform, page 66

1. Please describe the termination provisions of the Zhixin Cooperation Agreement.

Underwriting, page 188

Private Placement, page 189

2. We note the concurrent private offering you reference on pages 7 and 189 of the prospectus. Please provide us with your analysis as to why the private placement should not be integrated with the registered transaction. Please refer to Securities Act Release 33-8828 and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for additional guidance, which can be found at our website.

Exhibit 99.2 Opinion of TransAsia Lawyers regarding certain PRC law matters

3. We note your responses to comments 4 - 7 in our letter dated September 30, 2013. It appears that the legal opinion of TransAsia Lawyers that you filed with your F-1 does not incorporate the changes that you discussed in your supplemental response. Please file a revised legal opinion addressing comments 4 - 7 in our letter dated September 30, 2013.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

4. Refer to the two option grants approved by the board of directors on September 22, 2013. Tell us and disclose how you estimated the fair value of your ordinary shares for these option grants which is used to determine the fair value of your awards. We assume you are using the estimated offering price as leading indicator of the value of your stock for these option grants. If our assumption is not correct, please advise us and disclose in detail why the estimated offering price was not used. Also, please update your disclosure within critical accounting policies for these option grants. Specifically, please update the option grant table within your share-based compensation disclosures. In this regard, update your disclosure to reconcile the change in fair value of your ordinary shares from April 1, 2013 to September 22, 2013.

5. Please update your prospectus summary to disclose the September 22, 2013 option grants and the anticipated fourth quarter charge you will recognize related to these grants.

6. Explain to us what consideration you gave for the exclusive right to use the Cooperation Platform provided to you by Baidu under the Cooperation Agreement. We assume the consideration given were the "Baidu Warrants" you reference in your disclosure. If our assumption is not correct, then clarify for us what consideration was given for the exclusive use of the Cooperation Platform. Further, citing for us the accounting literature you relied on tell us and disclose how you will account for 1) the consideration given, 2) the future issuance and exercise of the warrants, and 3) the revenue that Baidu receives representing the excess of the disclosed agreed upon benchmark threshold. Lastly, please disclose any other anticipated upfront or deferred costs associated in addition to the consideration given.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP